[GRAPHIC OMITTED] Acergy

NEWS RELEASE

             ACERGY S.A. ANNOUNCE 5000 METRIC TONS CRANE VESSEL FOR
                              SEAWAY HEAVY LIFTING

London, England - May 29, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today the placing of an order by Seaway Heavy Lifting, its long term Joint Venture, to the Merwede shipyard in the Netherlands to build a DP crane vessel.

The new 183 metre long monohull vessel will be fitted with a crane with a revolving lift capacity of 5,000 metric tons and Class 3 dynamic positioning. A unique feature of the vessel will be an innovative hull shape, for which a patent is pending, which will enable her to have a transit speed of 14 knots, combined with exceptional working characteristics for a monohull design. She will have accommodation for up to 395 people. Delivery is planned for early in 2010.

The Seaway Heavy Lifting joint venture was formed in 1991 to operate the crane vessel Stanislav Yudin, an anchored 2,500 metric tons lift capacity crane vessel that has installed offshore oil and gas platforms and subsea structures in the North Sea, the Mediterranean, Mexico, the Middle East and India.

The new build cost of approximately $460 million will be financed by $110 million equity split 50/50 between the two partners with non-recourse external financing comprised of a Revolving Credit and Guarantee Facility of $30 million and a EUR 140 million plus $180 million Buyer Credit Facility arranged and underwritten by ING and covered by the Dutch State through Atradius (Dutch Export Credit).

Bruno Chabas, Chief Operating Officer of Acergy, said "The project is well advanced with basic design, which started in mid 2005, now completed, long lead items on order and work now progressing with the construction contract. With a 5,000 metric tons revolving lift capacity and fast transit speed, this new vessel will expand our global reach and enable our clients to develop their offshore fields more economically."

Tom Ehret, Chief Executive Officer of Acergy, further stated "The Seaway Heavy Lifting joint venture is a long established and very successful operation. With the addition of this new vessel, the joint venture will no longer have a finite duration and will become a 50/50 venture in all respects for the partners thereby demonstrating their long term commitment to this venture. The charter of the Stanislav Yudin to the JV is also extended."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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CONTACT:
Julian Thomson
Acergy S.A.
UK +44 1932 773764 / US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com
www.acergy-group.com

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